

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
<u>Mail Stop 3010</u>

May 28, 2009

Darshan V. Patel
Chief Legal Officer
Resource Real Estate Investors 6, L.P.
One Crescent Drive, Suite 203
Navy Yard Corporate Center
Philadelphia, Pennsylvania 19112

> **Re: Resource Real Estate Investors 6, L.P.**
> **Form 10**
> **Filed April 30, 2009**
> **File No. 000-53652**

Dear Mr. Patel:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Cautionary Information Regarding Forward-Looking Statements, page 3

2.   We note your reference to the Private Securities Litigation Reform Act of 1995. It is
     not clear how you are able to rely upon the noted safe harbor since it is applicable to
     an issuer that, at the time the statement is made, is subject to the reporting
     requirements of Sections 13(a) or 15(d) of the Exchange Act of 1934. Please revise
     to clarify.

3.   We note the paragraph on the bottom of page 3 regarding market and industry
     statistics contained in the registration statement and that you "cannot assure . . . the
     accuracy or completeness of the data included in this registration statement." Please
     note that you are responsible for the accuracy of the information provided in the
     registration statement. Please delete your disclaimers to the contrary.

Item 1. Business, page 4

4.   We note that you own, operate and invest in multifamily residential rental properties
     located throughout the United States. We further note that your General Partner is in
     the business of sponsoring and managing real estate investment limited partnerships
     and tenant in common programs or TICs. Please revise your disclosure to briefly
     describe the manner in which you own your properties and investments, including
     whether you hold tenant in common interests.

5.   We note that you rely solely on the officers and employees of your General Partner
     and its affiliates for the management of your business. Please revise your disclosure
     to include an organization chart, including ownership amounts, that clarifies the
     business relationships between you and the various Resource entities.

6.   We note that there may be significant conflicts between you and your General
     Partner and its affiliates regarding the availability of employees to manage you and
     your investments. Please disclose the approximate amount of time that these
     employees will devote to you and briefly describe any other conflicts that these
     employees may have.

7.   Please discuss the competitive business conditions and your competitive position
     within the industry in this section. Refer to Item 101(h)(4)(iv) of Regulation S-K for
     guidance.

8.   Please discuss the impact of any governmental regulations on your business. Refer
     to Item 101(h)(4)(ix) for guidance.

9. We note that you will terminate on July 30, 2015, and your General Partner, from time to time, in its discretion, may extend the term for up to two years. Please revise your disclosure to briefly describe how the partnership will terminate and what will happen to your real estate holdings upon your termination. In addition, please clarify whether your General Partner can extend your term for successive two-year extensions.

Item 1A. Risk Factors, page 5

"Limited partners must rely on our General Partner to manage our operations . . . ," page 6

10. This risk factor seems to contain multiple risks. For example, while the risk factor subheading and first paragraph focus on the risk that your investors must rely on your General Partner with its limited experience to manage your business, the second paragraph focuses on the risk of losing your General Partner's management. This is a separate and distinct risk. Each risk factor should only contain one discreet risk. Please revise accordingly.

Risks Inherent in Our Business – General, page 8

"The Real Estate Investments are illiquid . . . ," page 9

11. Please provide enough information so that your investors can appreciate the magnitude of the potential risk. Here, you state that your real estate investments are illiquid, which may make it difficult to vary your portfolio. Please describe how being unable to vary your portfolio could affect your business, financial conditions and operations.

Item 2. Financial Information, page 16

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

12. Please expand the "Overview" to include the most important matters on which management focuses in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. The Overview should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of the company. This discussion should address your financial condition and operating performance, including a discussion of known material trends and uncertainties, such as the current state of the real estate market.

13. Based upon your definition of leverage ratio on page 17, it appears that the face value of mortgages exceed the value of capitalized property. Please advise or revise.

14. On page 17, you disclose information about the properties you own. For each of those properties, please disclose the average effective annual rental per square foot and briefly describe typical lease terms for these properties.

Results of Operations, page 19

15. Please describe the "aggressive property management programs" that have been deployed at your properties and to the extent possible quantify their effects on future operations. In addition, please elaborate upon the trends in average occupancy rates for the periods presented, quantifying, when possible, the anticipated effect on your future rental revenue. Refer to the Instructions to paragraph 303(a) of Regulation S-K and Section III.B of FR-72: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Off-Balance Sheet Arrangements, page 21

16. We note your statement that you do not have any off-balance sheet arrangements or obligations "other than Guarantees by the General Partner of certain limited standard expectations as defined in the mortgage notes which are secured by the properties." Please revise your disclosure to briefly describe these limited standard expectations and clarify whether the General Partner has executed a Guarantee with respect to each property that you own.

Item 5. Directors and Executive Officers, page 23

17. We note that you have no officers or directors. Please expand your disclosure to state who holds the designation of principal executive officer and principal financial officer for Resource Real Estate Investors 6, L.P.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 24

18. We note that you pay various types of fees and distributions to your General Partner. Please also disclose the aggregate amount paid, including all fees and distributions, to your General Partner for the periods ended December 31, 2008 and 2007. Please consider including such information regarding the various fees paid to your General Partner and any affiliates in tabular form.

19. We note that you reimburse your General Partner for expenses including personnel expenses (other than personnel expenses allocated to controlling persons of your General Partner or its affiliates). Please revise to clarify whether you reimburse your General Partner for salary expenses of its employees that perform duties on your behalf.

Other Compensation, page 27

20. We note that you may borrow funds from your General Partner, but that the rate of interest and other charges associated with the loan "may not exceed those that would be charged by unrelated lenders on comparable loans for the same purpose in the same geographic area." Please disclose how you will determine that such a loan does not exceed that which would be offered by an unrelated lender and whether you have borrowed any funds from your General Partner, including the terms of any borrowings.

Our General Partner and its Affiliates Engage in Activities That May Compete With Our Activities, page 29

21. We note that your General Partner and its affiliates are not prohibited from investing in, acquiring, operating or selling real estate investments. Please revise your disclosure to clarify whether your General Partner currently competes with you and identify those affiliates that compete with you in these activities or in acquiring tenants.

The Fund May Engage in Transactions with the General Partner and Its Affiliates, page 30

22. We note your statement that "R-6 borrowed $6.5 million from RCP to facilitate the purchase of two properties." Please revise to clarify the identities of "R-6" and "RCP" in this section, provide the interest rate and clarify whether the interest was paid in full in April 2008.

Item 9. Market Price and Dividends on Registrant's Common Equity . . . , page 32

23. We note the reference to regular monthly cash distributions on page 5. Please indicate if distributions to your investors are made only at year end or if distributions are made throughout the year, such as on a quarterly or monthly basis. Please refer to Item 201(c) of Regulation S-K.

Item 13. Financial Statements and Supplementary Data

24. Please provide audited financial statements and other disclosures required by Rule 8-06 of Regulation S-X for real estate operations acquired, or tell us how you determined Rule 8-06 was not applicable.

25. Please include updated financial statements and related disclosures in your next amendment. Refer to Rule 8-08 of Regulation S-X.

Item 15. Financial Statements and Exhibits, page 53

Exhibits 10.1 and 10.2

26. We note that you have filed the forms of these agreements, rather than the agreements themselves. Please explain to us why you did not file the actual agreements as exhibits to your Form 10.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Wiggins at 202-551-3694 or Dan Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or me at 202-551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel